FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 21, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

SALE OF INTEREST IN PVIE

Holding Company owner of assets in Peru

Buenos Aires, December 21, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that its controlled company, Petrobras Energía S.A. (Buenos Aires: PESA), it agreed to the sale of its 40% equity interest in Petrobras de Valores Internacional de España S.L., a holding company owner of 99.79% of the capital stock of Petrobras Energía Perú S.A. and other minority interest, to its controlling company Petróleo Brasileiro S/A - Petrobras (Buenos Aires: APBR/APBRA; NYSE: PBR/PBRA; Bovespa: PETR3/PETR4) in the amount of US$423.3 million.

Petrobras Energía Perú S.A.’s main asset is Lote X production area at the Talara basin, with a 100% interest and a production of 15 thousand barrels of oil equivalent per day. In addition, Petrobras Energía Perú S.A. holds an interest in five exploration areas still in the initial prospecting stage.

As a result of this transaction, Petrobras Energía S.A. will recognize a gain of approximately P$1 billion.

The assignment of interest will enable Petrobras Energía S.A. to optimize its assets portfolio, adjusting exploratory investments in Peru to amounts in line with its Business Plan. In addition, the assignment monetizes a value leveraged by the high international price of oil, thus increasing the Company’s investment capacity in Argentina.

The transaction was approved by Petrobras Energía S.A.’s Board of Directors following a favorable opinion by its Audit Committee. In giving the above mentioned opinion, the Audit Committee, in turn, took into account the opinions of two independent internationally recognized rating companies.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 21/12/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney